One Financial Center Boston, MA 02111 617 542 6000 mintz.com

May 27, 2021

VIA EDGAR & OVERNIGHT MAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. Washington, D.C. 20549

Attention: David Gessert, Office of Life Sciences

Re:	Sera Prognostics, Inc.

Amendment No. 1 to

Draft Registration Statement on Form S-1

Submitted May 5, 2021

CIK No. 0001534969 (the “Draft Registration Statement”)

Ladies and Gentlemen:

We are submitting this letter on behalf of Sera Prognostics, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated May 14, 2021 (the “Comment Letter”) from the Division of Corporation Finance, Office of Life Sciences, to Gregory C. Critchfield, M.D., M.S., President and Chief Executive Officer of the Company, relating to the above-referenced Draft Registration Statement. In conjunction with this letter, the Company is submitting the Amendment No. 2 to the Draft Registration Statement (the “Amendment No. 2”) to the Commission.

For convenient reference, we have set forth below in italics each of the Staff’s comments set forth in the Comment Letter and have keyed the Company’s responses to the numbering of the comments and the headings used in the Comment Letter. All of the responses are based on information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. by representatives of the Company. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Amendment No. 2. Page numbers referred to in the responses reference the applicable pages of the Amendment No. 2.

Amendment No. 1 to Draft Registration Statement on Form S-1

Our Pipeline, page 4

Comment 1: We note your response to prior comment 3. Please revise your pipeline table to add a column identifying your next anticipated milestone or in a similar way that provides investors context as to when they may expect your product candidates to be developed.

Boston       London       Los Angeles       New York       San Diego       San Francisco      Washington

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

May 27, 2021

Response 1: The Staff’s comment is acknowledged, and the Company has revised the pipeline table on pages 4 and 79 in response to the Staff’s comment.

Principal Stockholders, page 39

Comment 2: We note your response to prior comment 9. Please revise to identify the natural person(s) with voting and/or dispositive power over the shares held by:

·	Entities affiliated with Domain Associates, LLC;

·	Laboratory Corporation of America Holdings; and

·	Vivo Capital Fund IX, LP.

Response 2: The Staff’s comment is acknowledged, and the Company has revised page 144 to identify the natural person(s) with voting and/or dispositive power over the shares held by the three entities in response to the Staff’s comment.

Material Agreements

Labcorp Agreement, page 100

Comment 3: Please revise to disclose how many years your agreement with Labcorp extends for unless it its terminated earlier.

Response 3: The Staff’s comment is acknowledged, and the Company has revised the disclosure on page 102 in response to the Staff’s comment.

Item 16. Exhibits and Financial Statement Schedules, page II-3

Comment 4: We note your revised disclosure under Board Composition on page 121. Please file your agreement with Baker Bros. Advisors LP as an exhibit to your registration statement.

Response 4: The Staff’s comment is acknowledged, and the Company has filed the agreement with Baker Bros. Advisors LP as an exhibit.

We hope that the above response will be acceptable to the Staff. Please do not hesitate to call me at (617) 348-4443 or Jonathan L. Kravetz of this firm at (617) 348-1674 with any comments or questions regarding the proposed disclosure. We thank you for your time and attention.

Sincerely,

/s/ Megan N. Gates
Megan N. Gates

May 27, 2021

cc:	Securities and Exchange Commission
Celeste Murphy
Tracey McKoy
Kevin Kuhar

Sera Prognostics, Inc.
Gregory C. Critchfield, M.D., M.S.
Benjamin G. Jackson

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Jonathan L. Kravetz